Milestone Scientific Inc.

220 South Orange Avenue

Livingston, New Jersey 07039

(973) 535-2717

May 2, 2016

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Mr. Tim Buchmiller

Re:	Milestone Scientific Inc. (the “Company”)
Registration Statement on Form S-3 (the “Registration Statement”)
File No. 333-209466

Dear Sir and Mesdames:

In connection with the proposed public offering of Company securities under the above referenced Registration Statement, the Company hereby requests, pursuant to Rule 461(a) under the Rules and Regulations promulgated under the Securities Act of 1933, as amended, that the Registration Statement become effective at 9:00 AM Eastern Daylight Time, on Wednesday, May 4, 2016 or as soon thereafter as practicable.

With respect to this request the Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Milestone Scientific Inc.

/s/ Leonard Osser

Leonard Osser,

Chief Executive Officer